

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Joseph Passero
Chief Financial Officer
SCP & CO Healthcare Acquisition Company
2909 W Bay to Bay Blvd. , Suite 300
Tampa, FL 33629

> **Re: SCP & CO Healthcare Acquisition Company**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-39921**

Dear Joseph Passero:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction